TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California 91107

March 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Robert Shapiro

Re:	Form 10-K for Fiscal Year Ended October 1, 2023

Form 8-K Furnished November 15, 2023

File No. 000-19655

Dear Mr. Shapiro:

By letter dated January 30, 2024, you provided comments on the above-referenced filings of Tetra Tech, Inc. (the “Company”). Set forth below are the Company's responses to these comments. The numbering of these responses corresponds to the numbering of the comments in your letter.

In responding to your comments, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the staff.

Form 10-K for Fiscal Year Ended October 1, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.	A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts that are included in accompanying tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you state the increase in GSG revenue in 2023 reflect higher U.S. state and local government activities related to digital water and U.S. federal programs, partially offset by lower disaster response revenue, but you do not quantify these factors nor analyze the underlying reasons for the change. As such, please consider revising your disclosure by:

•	relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;

Securities and Exchange Commission

March 1, 2024

•	using additional tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors quantified and analyzed; and

•	quantifying the effects of changes in price, volume, and acquisitions on revenues and expense categories, where appropriate.

In addition, please revise to quantify the portion of the $600 million of revenue growth from the RPS Group acquisition for each category and discuss and analyze other costs of revenue directly. Refer to the introductory paragraph of Item 303 of Regulation S-K.

Response

We advise the Staff that we prepare each MD&A disclosure with the objective of providing investors with the material information required by Item 303(A)(3)(iii) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification and an analysis that promotes an understanding of the Company’s results of operations, liquidity and capital resources as seen through the eyes of management. These disclosures include qualitative explanations of the key factors affecting the Company’s financial results for the reporting periods. We intend to quantify these factors when the information is material and available as we agree with the Staff that quantification provides investors with a more complete analysis.

In response to the Staff’s comment, and upon further review of our MD&A in the Form 10-K for fiscal year 2023, we agree that some of our disclosures could be enhanced to provide a better understanding of the Company’s results. In future filings, beginning with our Form 10-Q for the second quarter of fiscal 2024, we will:

•	exclude from the narrative text, dollar and percentage changes in accounts that are included in accompanying tables,

•	ensure that the narrative text portion of our disclosures is focused on analysis of the underlying business reasons for the individual factors in the tables,

•	ensure that all material factors are quantified and analyzed, and

•	quantify the effects of changes of the underlying drivers, such as acquisitions on revenue and expense categories, where appropriate.

Securities and Exchange Commission

March 1, 2024

As an example, we would revise the narrative discussion of revenue that accompanies the table summarizing the results of our Government Services Group (“GSG”) noted in your comment as follows:

The revenue increase of $338 million includes approximately $29 million from the RPS Group acquisition, which was completed in the second quarter of fiscal 2023. In addition, this increase includes approximately $70 million in revenue in the second quarter of fiscal 2023 related to a distinct international development funded energy program in Ukraine. Excluding these items, which did not have a similar corresponding revenue last year, revenue increased approximately $239 million, or 13.1%, in fiscal 2023 compared to fiscal 2022. This increase primarily reflects higher U.S. state and local government activities and U.S. federal programs. The U.S. state and local government revenue, excluding disaster response, increased approximately $43 million in fiscal 2023 compared to last year. Substantially all of this increase related to digital transformation and municipal water infrastructure projects located primarily in California, Texas and Florida. U.S. federal revenue, excluding the RPS acquisition and the aforementioned energy program in Ukraine, increased approximately $235 million in fiscal 2023 compared to fiscal 2022. This increase primarily reflects more programs funded by USAID to address clean water scarcity in underdeveloped parts of the world of approximately $100 million and an increasing number of federal IT projects to modernize infrastructure primarily for the Federal Aviation Agency and the Department of Defense. These increases in revenue were partially offset by a decrease in disaster response revenue of approximately $65 million primarily related to work responding to Hurricane Ian in Florida that was substantially completed in the first half of fiscal 2022.

Additionally, we would revise our narrative discussion of revenue growth by client sector to include additional quantification of material matters and acquisitions as follows:

General. In fiscal 2023, our revenue increased 29.1% compared to fiscal 2022. This growth includes approximately $600 million from the acquisitions of RPS Group plc (“RPS”), which was completed in the second quarter of fiscal 2023. Excluding RPS, our revenue increased 12.0% in fiscal 2023 compared to last year. This year-over-year growth reflects increased activity in our U.S. Federal, U.S. commercial, international and core U.S. state and local client sectors.

U.S. Federal Government. Our U.S. federal government revenue increased 30.3% in fiscal 2023 compared to fiscal 2022. This increase was primarily due to more international development and broad-based increases across civilian agencies. The contribution to our federal government client sector from RPS was immaterial. During periods of economic volatility, our U.S. federal government business has historically been the most stable and predictable. We expect our U.S. federal government revenue to continue to grow in fiscal 2024. Approximately $1 trillion in new U.S. federal funding passed in 2021 through the Infrastructure Investment and Jobs Act, the Inflation Reduction Act and the CHIPS and Science Act. Each of these programs include substantial planned investments in our key end markets including water, environment and sustainable infrastructure over the next five to ten years.

U.S. State and Local Government. Our U.S. state and local government revenue increased 0.6% in fiscal 2023. This increase includes approximately $20 million contributed by RPS. Conversely, our disaster response revenue decreased by approximately $65 million in fiscal 2023 compared to last year primarily due to an unusually elevated level of activity in the first half of last year to respond to Hurricane Ian. Excluding the contribution from RPS and the lower level of episodic disaster response activity, our state and local government revenue increased 14.9% in fiscal 2023 compared to last year. The increase reflects continued broad-based growth in our U.S. state and local government infrastructure business, particularly with increased revenue from municipal water infrastructure work, including digital water projects. Most of our work for U.S. state and local governments relates to critical water and environmental programs, which we expect to continue to grow in fiscal 2024.

Securities and Exchange Commission

March 1, 2024

U.S. Commercial. Our U.S. commercial revenue increased 16.1% in fiscal 2023 compared to fiscal 2022. Excluding the contribution from RPS of approximately $60 million, our U.S. commercial revenue increased 8.2% in fiscal 2023 compared to last year. This increase was primarily due to more activity related to clean energy and environmental programs, including meeting net zero carbon goals and designing high performance buildings. We expect growth in our U.S. commercial work to continue in fiscal 2024.

International. Our international revenue increased 52.5% in fiscal 2023 compared to fiscal 2022. Excluding the approximately $520 million contribution from RPS, our international revenue increased 10.2% on a constant currency basis, compared to last year. This revenue growth reflects government stimulus spending on infrastructure and commercial activities related to an increased global focus on sustainability. We expect growth in our international work to continue in fiscal 2024.

In future filings, we will discuss and analyze other costs of revenue directly. As an example, we include a discussion of our fiscal 2023 other costs of revenue that could have been included in our Form 10-K for fiscal year ended October 1, 2023, as follows:

The $766.0 million increase in other costs of revenue includes approximately $450 million from RPS. Excluding RPS, our other costs of revenue increased approximately 14% in fiscal 2023 compared to last year. Our other costs of revenue represent the costs directly related to completing projects for clients primarily including labor and related support costs. These costs predominately vary directly with our revenue, net of subcontractor costs, which also increased approximately 14% in fiscal 2023 compared to fiscal 2022, excluding RPS.

Financial Condition, Liquidity and Capital Resources

Operating Activities, page 40

Please revise your discussion and analysis of cash flows to analyze the underlying reasons for material changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Where reported amounts of cash provided and used by operations, investing activities or financing have been consistent, if the underlying sources of those cash flows have materially varied, analysis of that variability should be provided. Please note that merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to section IV.B and B.1 of Release No. 33-8350 for guidance.

Securities and Exchange Commission

March 1, 2024

Response

In future filings, beginning with our Form 10-Q for the second quarter of fiscal 2024, we will expand our discussion and analysis of cash flows to better analyze the underlying reasons for material changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. As an example, we would revise the cash flow discussion in the Financial Condition, Liquidity and Capital Resources section of our Form 10-K for the fiscal year ended October 1, 2023, as follows:

Cash and Cash Equivalents. As of October 1, 2023, cash and cash equivalents were $168.8 million, a decrease of $16.3 million compared to the fiscal 2022 year-end.

Operating Activities. Cash provided by operating activities increased 9.6% from $336.2 million in fiscal 2022 to $368.5 million in fiscal 2023. The increase primarily reflects more efficient conversion of our revenue to cash by collecting accounts receivable approximately seven days faster in fiscal 2023 than in fiscal 2022, which we estimate benefitted our operating cash flows by approximately $90 million this year. This benefit was partially offset by approximately $37 million of additional payments made in fiscal 2023 for the RPS acquisition, primarily related to the acquisition and integration costs. In addition, we paid $34 million more in interest in fiscal 2023 than in fiscal 2022 primarily due to the additional debt incurred to fund the RPS acquisition.

Investing Activities. Net cash used in investing activities was $771.2 million in fiscal 2023, an increase of $715.5 million compared to fiscal 2022. The increase primarily reflects the $784 million purchase price for RPS, net of related foreign exchange hedge proceeds of $109 million in the second quarter of fiscal 2023. The $16 million increase in capital expenditures primarily relates to RPS.

Financing Activities. In fiscal 2023, net cash provided by financing activities was $382.4 million compared to net cash used in financing activities of $249.6 million in fiscal 2022, a net change of approximately $632 million. This year-to-year change primarily reflects increased borrowings to fund acquisitions in fiscal 2023 and share repurchases in fiscal 2022. We borrowed approximately $475 million, net to fund acquisitions (primarily RPS) in fiscal 2023 compared to approximately $50 million last year. We did not repurchase any shares in fiscal 2023; however, we repurchased shares totaling $200 million in fiscal 2022, which was all funded by cash provided by operating activities.

Earnings Release on Form 8-K Furnished November 15, 2023

Investor Presentation for Earnings Call Held on November 16, 2023

EBITDA Margin Trend on U.S. and International Reporting Basis

Reconciliation Summary for EBITDA, IFRS and Net Service Revenue (NSR)

2.	We note you present non-IFRS measures in the PowerPoint slides furnished in conjunction with your earnings call held on November 16, 2023 for the fourth quarter ended October 1, 2023. Please present the most directly comparable GAAP or IFRS measure for these non-IFRS measures and reconcile the non-IFRS measures to the most directly comparable GAAP or IFRS measure. In addition, please explain the purpose of presenting the IFRS adjusted measures on a comparative basis with the non-GAAP measures for Adjusted EBITDA Margin. Net Service Revenue, and EBITDA margin as a percentage of NSR and why this is appropriate. Refer to Items 100(a)(1) and 100(a)(2) and Question 103.02 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Securities and Exchange Commission

March 1, 2024

Response

Our investors and stock analysts often compare our profit margins to other companies they view as Tetra Tech’s peers. Substantially all of these companies present their margins using adjusted EBITDA as a percentage of Net Service Revenue. Net Service Revenue excludes revenue from non-labor sources (primarily subcontractors and other direct project costs such as materials), which typically are charged/passed-through to customers at significantly lower profit margins (often no margin) than labor. We have historically presented our profit margin based on operating income as a percentage of revenue, excluding only subcontractor costs.

In addition, some of these comparison companies (Stantec Inc. and WSP Global Inc., for example) are listed outside the U.S. and report their financial results and profit margins under International Financial Reporting Standards (“IFRS”). When IFRS 16 was implemented, all leases, including real estate leases, were classified as finance leases resulting in the related costs being reported as depreciation and interest and therefore, excluded from the EBITDA based profit margin. In the U.S., under ASC 842, real estate leases are classified as operating leases with the related costs reported primarily as other costs of revenue. We estimate that the use of Net Service Revenue and EBITDA under IFRS increases the profit margin of these comparison companies by approximately 300 basis points each (600 basis points total) compared to our methodology.

This has caused significant confusion and erroneous conclusions by our investors and stock analysts when comparing our profit margins to other companies. At the request of certain of our shareholders and stock analysts, and to alleviate this confusion, we began presenting our margins using EBITDA under IFRS as a percentage of Net Service Revenue in addition to the margin methodology we have historically presented in our fourth quarter of fiscal 2023 earnings presentation. We received significant appreciation and positive feedback from our investors and stock analysts for providing this additional information and explaining the differences between methodologies. For fiscal 2023, we also excluded RPS due to its significant impact on our results.

When presenting these IFRS and other non-GAAP measures, we provide reconciliations in the appendix to the presentation and refer to that appendix on the presentation slides. The reconciliation pages provide a summary and, so to not to be duplicative, we also refer certain non-GAAP measures to the Regulation G reconciliations available as part of the presentation information. As such, through our Regulation G disclosure and our reconciliation in the appendix we do provide a reconciliation of the most relevant U.S. GAAP measure to each of the non-GAAP measures. For example, we reconcile Adjusted IFRS EBITDA to GAAP net income because it is the most comparable and presented elsewhere in the Company’s financial statements and earnings materials. We will continue to provide reconciliations from our most relevant U.S. GAAP measures to each of the non-GAAP measures in our presentations and earnings releases.

Securities and Exchange Commission

March 1, 2024

We include a reconciliation as follows:

($ in thousands)
				Q4
	FY21	FY22	FY23	FY23
Revenue	$3,213,513	$3,504,048	$4,522,550	$1,260,612
Subcontractor costs	(661,341)	(668,468)	(771,461)	(203,209)
RPS	-	-	(505,567)	(177,794)
Other direct costs	(368,001)	(435,704)	(574,432)	(157,155)
Net Service Revenue (NSR)	$2,184,171	$2,399,876	$2,671,090	$722,454

Net income	$232,810	$263,125	$273,420	$53,649
Interest expense	11,831	11,584	46,537	12,973
Depreciation	12,337	13,859	19,980	6,330
Amortization	11,468	13,174	41,226	11,656
FX hedge gain	-	(19,904)	(89,402)	-
Income taxes	34,039	85,602	127,526	40,745
EBITDA	$302,485	$367,440	$419,287	$125,353
Acquisition & Integration expenses	-	-	49,554	23,742
Contingent consideration	(3,273)	-	12,255	3,778
RPS	-	-	(44,332)	(20,163)
COVID-19 Credits	-	(6,486)	-	-
Adjusted EBITDA	$299,212	$360,954	$436,764	$132,710
Leases expense finance costs under IFRS	91,076	86,726	83,020	19,183
Adjusted IFRS EBITDA	$390,288	$447,680	$519,784	$151,893

Adjusted IFRS EBITDA as a % of NSR	17.9%	18.7%	19.5%	21.0%

Securities and Exchange Commission

March 1, 2024

*****

During your review, should you have any additional questions with respect to the Company's responses, please contact Preston Hopson, Senior Vice President, General Counsel and Secretary, at (626) 470-2481; or me at (626) 470-2463.

Very truly yours,

/s/ Steven M. Burdick
Steven M. Burdick
Executive Vice President and Chief Financial Officer

cc:	Lyn Shenk, SEC

Brian N. Carter

Preston Hopson